Sprint 6100 Sprint Parkway, Overland Park, Kansas 66251 Office: (913) 794-1427 Email: stefan.schnopp@sprint.com	Stefan K. Schnopp Vice President and Corporate Secretary Securities, Finance, and Governance

CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Office of Telecommunications

Re:	Sprint Corporation
Form 10-K for Fiscal Year Ended March 31, 2018
Filed May 24, 2018
File No. 001-04721
Ladies and Gentlemen:
Sprint Corporation, a Delaware corporation (“Sprint,” the “Company,” “we,” “our” or “us”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 22, 2018, with respect to our Form 10-K for fiscal year ended March 31, 2018, filed May 24, 2018.
Below are the Company’s responses. For the convenience of the Staff, the Company has repeated each of the Staff’s comments before the corresponding response.
Form 10-K for Fiscal Year Ended March 31, 2018
Risk Factors
The success of our network improvements and 5G deployment will depend on…, page 17

1.
Expand your risk factor disclosure to discuss how your 5G deployment plans would be affected if your merger with T-Mobile is not consummated. Address your dependency on the consummation of the merger, including management's public statements that you are unable to develop a robust, nationwide 5G network on a standalone basis.

Response:
In future risk factor disclosure, we will expand our disclosures to include a discussion regarding how Sprint’s 5G deployment plans would be affected if our merger with T-Mobile is not consummated, which will include, among other factors, addressing any dependency on the consummation of the merger, including Sprint’s ability or inability to develop a 5G network on a standalone basis.

Securities and Exchange Commission
September 13, 2018

General

2.
We note Mr. Claure's assertion in your February 2018 earnings call that Sprint's "strong spectrum assets" will enable "Sprint to be the leader in the true mobile 5G." Similarly, we note statements that Sprint is working to deliver the first truly mobile 5G network in the United States in the first half of 2019. These statements appear to conflict with your recent disclosures and FCC public interest statement, where you state:

•	"Neither T-Mobile Nor Sprint Can Develop a Robust, Nationwide 5G Network on a Standalone Basis."

•	"Sprint faces a number of constraints that do not allow it to roll out a nationwide 5G offering with robust and ubiquitous coverage."

•	"Neither T-Mobile nor Sprint can win on its own, yet both see winning the race to deploy the first next-generation nationwide 5G network as critical to their combined future."

•
"While T-Mobile and Sprint have each been developing plans to deploy 5G, their combined assets will bring significantly better and broader benefits to American consumers much sooner than either company could on its own, if ever."

Please reconcile these conflicting statements. Additionally if the merger has not been consummated, describe the company's plans to deploy 5G whether or not the merger is eventually consummated.
Response:
We respectfully submit that the statements made by Mr. Claure in the February 2018 earnings call and the statements made in the FCC public interest statement and other recent disclosures are not in conflict. As will be discussed more fully below, the basic premise underlying the network claims Sprint has made regarding the merger with T-Mobile is that while each of Sprint and T-Mobile will begin offering 5G service in the near future (as will Verizon and AT&T), neither standalone company would be able to offer 5G services comparable in performance to the merged company. This fact is a fundamental driving rationale for the proposed merger transaction. Simply put, the combined company will be able to offer a better 5G network by utilizing complementary network assets. The resulting network will allow the combined company to be a much stronger competitor to AT&T, Verizon, and other carriers than Sprint or T-Mobile would be on its own. However, regardless of whether the merger is consummated, Sprint will begin deploying its own 5G services in the near future and expects to be one of the first to deploy mobile 5G as opposed to a fixed wireless or “hot spot” services. Nothing in the public interest statement contradicts this.
Sprint has plans to launch 5G service beginning in 2019, becoming one of the first to offer 5G. But offering a new generation of technology takes place over time as new equipment is installed. Sprint's launch of 5G will require it to gradually deploy 5G-capable radios using

Securities and Exchange Commission
September 13, 2018

Sprint's 2.5 GHz spectrum on cell sites, and this rollout will initially be focused on nine major cities across the nation.1 Once 5G equipment is in place, customers in those cities will have access to Sprint's 5G network if they are in range of a cell site that has been equipped with a 5G radio supported by available 2.5 GHz spectrum and have a 5G-capable device. As more and more sites are 5G-enabled, customers will be able to have an increasing percentage of their mobile experiences on 5G rather than on LTE or 3G. While Sprint will build 5G in a number of cities throughout the country, its current 5G build plans will result in coverage that is limited to major cities and the surrounding areas rather than coverage that blankets the entire geography of the United States. Sprint’s ability to expand this 5G network build plan may be limited by its debt burden, lack of scale and profitability. In other words, Sprint’s 5G network will not provide ubiquitous nationwide coverage within the foreseeable future.
Mr. Claure’s statements also reflect Sprint's focus on offering a "mobile" 5G network and customer experience, meaning that its focus will be on creating a 5G ecosystem for smartphones and mobile devices. Customers utilizing 4G services today have come to value mobile access to the Internet through a smartphone connection, and Sprint plans to support 5G devices that are designed to be mobile rather than stationary. This is why Sprint has described its anticipated 5G offerings as "truly mobile." For example, Sprint recently announced that it will offer an LG smartphone as its first 5G device, which is the first 5G enabled handset to be launched in the United States. Each of Sprint and T-Mobile will offer 5G services, and the areas they cover with 5G will increase over time as more 5G equipment is deployed across their networks. However, the performance characteristics of the network that a combined Sprint/T-Mobile can offer will exceed the performance of either carrier's standalone 5G network. There are a number of reasons for this, including the greater density and coverage of the combined network. Another reason the combined network will be superior is because it will take advantage of both Sprint's 2.5 GHz spectrum and T-Mobile's 600 MHz spectrum for 5G. Sprint's 2.5 GHz spectrum can provide great capacity, but it does not propagate nearly as far or penetrate buildings nearly as well as 600 MHz spectrum. As a result, in a standalone situation Sprint's relative 5G strength will be significant capacity where it offers 5G service but limited geographic coverage. In contrast, T-Mobile's relative strength will be very broad geographic coverage but limited capacity. The combined network would have both broader geographic coverage and greater capacity than either Sprint or T-Mobile could practicably offer on its own. Thus, the combined company will offer a robust, nationwide 5G network that greatly exceeds the coverage and performance capabilities that Sprint or T-Mobile is individually capable of achieving.

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1 http://newsroom.sprint.com/sprint-unveils-5g-ready-massive-mimo-markets.htm;

Securities and Exchange Commission
September 13, 2018

If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 913-794-1427 or stefan.schnopp@sprint.com.

Very truly yours,

/s/ Stefan K. Schnopp
Stefan K. Schnopp, Vice President, Legal and
Corporate Secretary

Cc:    Lisa Etheredge, Senior Staff Accountant, Securities and Exchange Commission
Robert S. Littlepage, Accountant Branch Chief, Securities and Exchange Commission
Larry Spirgel, Assistant Director, Securities and Exchange Commission
Joshua Shainess, Attorney-Advisor, Securities and Exchange Commission
Michel Combes, President and Chief Executive Officer, Sprint Corporation
Jorge Gracia, Chief Legal Officer, Sprint Corporation